PUBLIC

[redacted]

14046038

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2014
Washington DC
405

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67957

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FUTURITY FIRST INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 ENTERPRISE DRIVE, SUITE 4C
(No. and Street)

ROCKY HILL	CT	06067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL TANGUAY 869-838-4830
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY LLP
(Name – *if individual, state last, first, middle name*)

850 CANAL STREET, 4TH FLOOR	STAMFORD	CT	06902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/20/14

OATH OR AFFIRMATION

I, MICHAEL TANGUAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FUTURITY FIRST INVESTMENT SERVICES, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael Tanguay
Signature

President
Title

Notary Public

EDWARD FRANCIS LAMARRE III
NOTARY PUBLIC
MY COMMISSION EXPIRES JAN. 31, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FUTURITY FIRST
INVESTMENT SERVICES, INC.

Statement of Financial Condition
December 31, 2013

Filed as PUBLIC information pursuant to the Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Board of Directors
Futurity First Investment Services, Inc.
Rocky Hill, Connecticut

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Futurity First Investment Services, Inc. (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Futurity First Investment Services, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Stamford, Connecticut
February 24, 2014

FUTURITY FIRST INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2013

Assets		
Cash	$	40,198
Commission receivable		1,191
Prepaid expenses and other current assets		13,852
Total Assets	$	55,241
Liability		
Due to related party	$	5,893
Stockholder's Equity		
Common stock, $.001 par value; 100 shares authorized; 100 shares issued and outstanding		-
Additional paid-in-capital		544,576
Accumulated deficit		(495,228)
Total Stockholders Equity		49,348
Total Liabilities & Stockholders Equity	$	55,241

See Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Futurity First Investment Services, Inc. (the "Company") was incorporated in the state of Delaware on July 9, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on March 18, 2009. The Company operates as a constructive receipt broker-dealer whose primary function is to facilitate the sale of securities by registered agents of Futurity First Insurance Group, Inc., an affiliated entity, through an agreement with a third-party full service broker dealer. The Company is a wholly-owned subsidiary of Futurity First Financial Corporation (the "Parent').

The Company is subject to the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. The requirements of Paragraph (k)(2)(i) provide that a broker/dealer is exempt who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of the Company." Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The accompanying statement of financial condition has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Commissions receivable: Commissions receivable are obligations due under a broker dealer services agreement. Management reviews receivables on a regular basis to determine if any amounts are uncollectible. Receivables that are determined to be uncollectible are written off at the time such determination is made. Management has reviewed commissions receivable at December 31, 2013 and determined they are fully collectible.

Income taxes: The Company is classified as a "C" corporation for income tax purposes, and files a consolidated tax return with its Parent. The Company records its own tax provision as if it were a separate filer.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Net Capital Requirements

The Company is subject to the Security Exchange Commissions Uniform Net Capital requirements (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn as cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $34,305, which was $29,305 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 17.18%.

Note 3. Related Party Transactions

The Company has an expense sharing agreement with its Parent that allocates certain costs to the Company based on the approximate percentage of time spent by personnel for wages and payroll taxes, and a reasonable basis for certain other costs in proportion to the total of those costs incurred by the Parent. For the year ended December 31, 2013, the Parent charged the Company $103,500 for allocated wages, payroll taxes and operating costs. The Parent intends to provide financial support to the Company as necessary during 2014.

Note 4. Broker's Bond

The Company carries a broker blanket fidelity bond in the amount of $100,000.

Note 5. Income Taxes

The Financial Accounting Standards Board (FASB) provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. For the year ended December 31, 2013, management has determined that there are no material uncertain income tax positions.

Note 6. Subsequent Events

The Company has evaluated subsequent events through the date at which this financial statement was available to be issued on February 24, 2014, and determined that there have not been any events that have occurred that would require adjustments to or disclosure in the financial statement.